January 14, 2021

VIA EDGAR TRANSMISSION

Patrick F. Scott, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Scott:

On October 9, 2020, the Registrant, on behalf of its proposed series, Main Thematic Innovation ETF (the “Fund”), filed an amendment to the registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on November 25, 2020, you provided me with comments to the Amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

General

Comment 1: Please ensure that all bracketed or blank information in the Amendment is completed. Please ensure that all exhibits and any document incorporated by reference are hyperlinked pursuant to Rule 0-4 of the Investment Company Act of 1940, as amended.

Response: The Registrant will provide all incomplete or missing data in the definitive Amendment, including hyperlinks to all exhibits and documents incorporated by reference.

Prospectus

Fee Table

Comment 2: Please confirm supplementally that the expense limitation agreement will be in force for at least year from the effective date of the Prospectus.

Response: The Registrant so confirms.

Comment 3: In footnote 3 to the Fee Table, please clarify that that the adviser may only recoup expenses if such recoupment does not cause the expense ratio to exceed the expense limitation at the time of the waiver and the expense limitation at the time of recoupment.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Patrick F. Scott, Esq.

January 14, 2021

Response: The Registrant has amended its disclosures to state the following:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if, after such recoupment is taken into account, the expense ratio does not exceed ~~such recoupment can be achieved within~~ the lesser of the foregoing expense limits or those in place at the time of recapture.

Example

Comment 4: In the preamble to the Example, please clarify, if true, that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended its disclosures to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other ~~mutual~~ funds. The Example reflects the fee waiver and expense reimbursements for the duration of the waiver/reimbursement period only.

Portfolio Turnover

Comment 5: If portfolio turnover is expected to be over 100%, please disclose so in the Prospectus and include corresponding risk disclosure.

Response: The Registrant has confirmed with the adviser that the Fund’s turnover rate is not expected to exceed 100%.

Principal Investment Strategies

Comment 6: Please explain more clearly the “rotation” aspect of the Fund and how the Fund will invest in themes.

Response: The Registrant notes that the Fund has removed “Rotation” from its proposed name and will commence operations as “Main Thematic Innovation ETF.” It has amended its disclosures to state the following:

The Fund utilizes a “fund of funds” structure to invest in theme-based equity exchange traded funds (“ETFs”). The Fund seeks to achieve its objective through dynamic thematic rotation. The Adviser focuses its research primarily on

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January 14, 2021

identifying emerging, disruptive, and innovative themes that have a large market demand or “addressable market”. The Adviser rotates among ~~chooses~~ themes with large addressable markets which may range from nascent technologies to those on the cusp of widespread adoption and buys securities of ETFs investing in those themes.

As we have seen in the past from other disruptive technologies, the market often does not initially price a theme appropriately ~~initially~~, or even for several years, as the market’s response to ~~amplitude of~~ the theme is often underestimated. Disruptors must continually reinvest in their future and expand their reach as they grow and these moves are hard for markets to accurately price, resulting in the potential for appreciation.

The portfolio managers set ~~investment committee sets~~ price targets for each position and will revisit a position when the price target is met, revising upwards when deemed appropriate or selling when the investment committee concludes the theme has either run its course or is no longer likely to provide further exposure to growth, disruption, or innovation. Looking for themes with large market demand ~~addressable markets~~ may mean price targets are revised upwards multiple times. The holding period is long-term as it may take years or even decades for themes to realize their full potential. ~~The Fund may invest in securities of any market capitalization [or country and denominated in any currency.]~~

The Adviser rebalances the Fund's portfolio when the investment committee deems appropriate. Given the longer-term nature of thematic development, an automatic monthly or quarterly rebalancing policy could be counterproductive to the Fund’s ~~funds~~ objective of seeking maximum return. From time to time, the Fund may use a covered call or covered put option strategy in an attempt to dampen volatility and generate additional returns.

Comment 7: Please disclose whether the Fund will focus in the same industry or group of industries. If applicable, please disclose such industry or group of industries. If not, please consider whether “Sector Risk” is a principal investment risk of the Fund.

Response: The Registrant confirms that “Sector Risk” is a principal investment risk of the Fund because it is conceivable that securities poised for significant growth, disruption or innovation at any given time may be from the same sector. However, the Fund does not intend to concentrate in a particular sector. The Registrant has amended its disclosures to state the following:

Identifying the Appropriate ETFs. The Adviser then seeks to identify 5-15 ~~[~~theme-based~~]~~ ETFs to implement its strategic asset allocation and thematic views by

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January 14, 2021

evaluating various factors in the respective ETFs including their respective underlying indexes and portfolio holdings, sector exposures and weightings, liquidity profiles, and tracking errors. At any given time, the Fund may have a significant percentage of its assets invested in one or more sectors than other sectors.

Comment 8: Please re-cast the disclosure regarding an “addressable market” in plain-English. Similarly, please restate the phrase “amplitude of the theme is underestimated” in plain-English. Please consider dividing the first paragraph into shorter paragraphs to make it easier to read.

Response: The Registrant refers to its response to Comment 6.

Comment 9: Is the investment committee different from the portfolio managers? If so, please explain who comprises the investment committee and each member’s relationship to the Fund.

Response: The Registrant has been informed that Alex Varner will be a fourth portfolio manager of the Fund but will not serve on the Fund’s investment committee. The Registrant has amended its disclosures to identify Mr. Varner as a portfolio manager. The Registrant has further amended its Item 9 disclosures to state the following:

The portfolio managers set ~~investment committee sets~~ price targets for each position and will revisit a position when the price target is met, revising upwards when deemed appropriate or selling when the investment committee concludes the theme has either run its course or is no longer likely to provide further exposure to growth, disruption, or innovation. The investment committee is composed of three of the four portfolio managers. Looking for themes with large market demand ~~addressable markets~~ may mean price targets are revised upwards multiple times. The holding period is long-term as it may take years or even decades for themes to realize their full potential. ~~The Fund may invest in securities of any market capitalization [or country and denominated in any currency.]~~

Comment 10: Please disclose, if true, that the while the Fund is not trying to replicate an index, it is trying to outperform the index.

Response: The Registrant’s disclosure in the Prospectus clarifies that it is actively managed and does not seek to track, replicate or outperform an index.

Comment 11: Pleaser consider whether some of the Fund’s option strategy disclosure can be moved to its Item 9 disclosures.

Response: The Registrant has amended its Item 4 disclosures to state the following:

Patrick F. Scott, Esq.

January 14, 2021

Option Strategy. The Fund may from time to time incorporate a covered call option writing strategy. Covered call option writing is an investment strategy of writing (selling) call options against securities owned by the Fund to generate additional returns from the option premium. The Fund may also seek returns by writing (selling) secured put options. The Fund may seek to hedge downsized risk by purchasing protective puts. A “put option” is an option contract that gives the owner the right to sell the underlying security at a specified price (the strike price) until its expiration at a fixed date in the future. The Fund seeks to achieve risk-adjusted returns through targeted allocations by analyzing interest and currency rates, inflation trends, economic growth forecasts, and other global and capital market fundamentals. The Fund’s option strategy may also have the benefit of reducing the volatility of the Fund’s portfolio in comparison to that of broad equity market indexes.

~~The Fund pursues its options strategy by writing (selling) covered call or index-based options on an amount from 0% to 100% of the value of the ETF shares in the Fund’s portfolio. The Fund seeks to earn income and gains both from dividends paid on the ETFs owned by the Fund and cash premiums received from writing or “selling”:~~

~~•~~	~~covered call options or index-based options on equity-based ETFs held in the Fund’s portfolio; and~~
~~•~~	~~cash secured put options against cash balances in the Fund.~~

~~The Fund “covers” its obligations when it sells options or earmarks or segregates cash or liquid securities in accordance with applicable interpretations of the staff of the Securities and Exchange Commission (the “SEC”). The Fund may not sell “naked” put or call options, i.e., equity options representing more shares of an ETF than the Fund has cash on hand and available to purchase or index options greater than the value of the underlying security. Stock index options are put options and call options on various stock indices. The primary difference between stock options and index options occurs when index options are exercised. In the case of stock options, the underlying security, common stock, is delivered. A stock index fluctuates with changes in the market value of the stocks included in the index. A call option on a security is a contract that gives the holder of the option, in return for a premium, the right, but not the obligation, to buy from the writer of the option the security underlying the option at a specified exercise or “strike” price by or before the contract’s expiration. A put option on a security is a contract that gives the holder of the option, in return for a premium, the right to sell to the writer of the option the security underlying the option at a specified exercise or “strike” price.~~

Patrick F. Scott, Esq.

January 14, 2021

~~The writer of an option on a security has the obligation upon exercise of the option to purchase the underlying security at the exercise price.~~

Principal Investment Risks

Comment 12: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 13: Please tailor the Fund’s disclosure of “Derivatives Risk” to disclose the risks of the particular derivatives that are part of the Fund’s principal investment strategy. Please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response: The Registrant has amended its disclosures to state the following:

Derivatives Risk. The Fund’s use of options ~~derivative instruments~~ involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) the risk of mispricing or improper valuation; and (iii) the risk that changes in the value of an option ~~the derivative~~ may not correlate perfectly with the underlying asset, rate or index. Derivative prices ~~are~~ may be highly volatile at times and may fluctuate substantially during a short period of time.

o

Options Risk. There are risks associated with the sale and purchase of call and put options. As a seller (writer) of a put option, the Fund will tend to lose money if the value of the reference index or security falls below the strike price. As the

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January 14, 2021

seller (writer) of a call option, the Fund may experience lower returns if the value of the reference index or security rises above the strike price.

o	Put Option Risk. Options may be subject to volatile swings in price influenced by changes in the value of the underlying instrument. Although the Fund collects premiums on the options it writes, the Fund’s risk of loss if its options expire in-the-money (i.e., the Fund, as the seller of puts, owes the buyer of the puts) may outweigh the gains to the Fund from the receipt of such option premiums. The potential return to the Fund is limited to the amount of option premiums it receives; however, the Fund can potentially lose up to the entire strike price of each option it sells. The puts sold by the Fund may not perfectly correlate with the returns of their underlying stocks.

Accordingly, the Registrant has removed “Options Risk” and “Put Option Risk” as separate investment risks of the Fund.

Comment 14: Please confirm the Fund’s disclosure of “Foreign Securities Risk” as stated in the Amendment.

Response: The Registrant has deleted “Foreign Securities Risk” from its disclosure of the Fund’s principal investment risks.

Additional Information about Principal Investment Strategies and Related Risks

Comment 15: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks.”

Comment 16: Please confirm that all portfolio managers are primarily responsible for the day-to-day management of the Fund. Please disclose whether all or some of the portfolio managers are involved in rebalancing the Fund’s portfolio.

Response: The Registrant has amended its disclosures to state the following:

Portfolio Managers: Kim D. Arthur, Chief Executive Officer of the Adviser, James W. Concidine, Chief Risk Officer of the Adviser, ~~and~~ J. Richard Fredericks, Managing Director of the Adviser, and Alex Varner, Direct of Research of the

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January 14, 2021

Adviser, are primarily responsible for the day-to-day- management of the Fund and have served the Fund as its portfolio managers since it commenced operations in 2021. Each portfolio manager is involved in rebalancing the Fund’s portfolio.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench